UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, September 8, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Bradesco Adopts the Equator Principles

Gentlemen,

Banco Bradesco S.A. announces to its shareholders, clients and to the market it has adopted the Equator Principles, rules of which are based on environmental and social responsibility criteria developed by the International Finance Corporation (IFC), a World Bank’s organization, which shall be observed in the granting of loans for projects exceeding the amount of US$ 50 million.

Amongst the analyses to be carried out we have the environmental impact on flora and fauna, caused as a result of the implementation of projects, which shall be given a classification according to their social-environmental risk level, and depending on the case, which shall be accompanied by an action plan to mitigate the risks.

Bradesco, aware of the importance of social-environmental responsibility and of the best Corporate Governance practices, intensifies its commitment with a sustained development, acknowledging that its role as one of the largest companies financing the economic activity in Brazil offers considerable opportunities to contribute for a responsible environmental management.

By adopting these principles, Bradesco believes that all the society will be benefited, since the Company will be consolidating the management of exposure to risks associated with the projects referred to above, as well as a proactive involvement in environmental and social issues.

A concern over heightened actions aiming the evolvement of communities where the Company performs is already part of the history of this Institution, which by means of Fundação Bradesco, the Company’s social arm, assists more than 107 thousand students, on a free-of-charge basis, with a fundamental view to provide educational training to children, youngsters and adults, primarily in regions where the social-economic poverty is pronounced.

Access www.equator-principles.com for further information about the Equator Principles.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.